Suite 3000
79 Wellington St. W.
Box 270, TD Centre
Toronto, Ontario
M5K 1N2 Canada

tel 416.865.0040
fax 416.865.7380

www.torys.com
April 20, 2007
To: British Columbia Securities Commission
     Alberta Securities Commission
     Saskatchewan Financial Services Commission
     The Manitoba Securities Commission
     Ontario Securities Commission
     Autorité des marchés financiers
     New Brunswick Securities Commission
     Nova Scotia Securities Commission
     Registrar of Securities, Prince Edward Island
     Superintendent of Securities, Newfoundland and Labrador
Dear Sirs/Mesdames:
          Re: Brookfield Asset Management Inc.
                 Prospectus Supplement dated April 20, 2007
          We hereby consent to the reference to our name under the heading “Legal Matters” and to the reference to our name and to the use of our opinion under the heading “Certain Canadian Federal Income Tax Considerations” in the prospectus supplement dated April 20, 2007 (the “Prospectus”) relating to the offering of 5.80% Notes due April 25, 2017 of Brookfield Asset Management Inc.
          We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from our opinion or that are within our knowledge as a result of services we performed in connection with such opinion.
This letter is solely for the private information and use of the securities regulatory authorities to whom this letter is addressed and is not to be quoted from or referred to, in whole or in part, in any document, and should not be relied upon by any other person or company.
Yours truly,
/s/ Torys LLP